Exhibit 99.1

FOR IMMEDIATE RELEASE

ESGL Holdings Limited (NASDAQ: ESGL) Announces Multi-Year Contract Renewal with Singapore Refining Company Private Limited

Singapore – November 27, 2023 – Environmental Solutions Group Holdings Limited (NASDAQ: ESGL) (“ESGL” or the “Company”), a leading carbon neutral, innovative enviro-tech company regenerating industrial waste into circular products, today announced a multi-year contract renewal with Singapore Refining Company Private Limited (“SRC”).

On November 15, 2023, Environmental Solutions (Asia) Pte Ltd, a wholly owned subsidiary of ESGL, renewed its Used Catalyst Disposal Contract with SRC. Under the contract, ESGL will continue to provide used catalyst waste disposal services to SRC through December 31, 2025.

In response to the contract renewal, Mr. Quek stated, “SRC is an important customer to ESGL. We are delighted to continue to collaborate with the petrochemical industry to bring circular economy solutions. The renewal for 2 years is a testament to the Company’s strategy, execution, and long-term potential with the support of our long term partners like SRC.”

About ESGL Holdings Limited

ESGL Holdings Limited (“ESGL”) is a holding company incorporated as an exempted company under the laws of the Cayman Islands. At the forefront of driving sustainable waste management solutions, ESGL is dedicated to revolutionizing waste transformation with an emphasis on innovative technology and a commitment to preserving the environment. ESGL conducts all its operations through its operating entity incorporated in Singapore, Environmental Solutions (Asia) Pte. Ltd. For more information, including the Company’s filings with the SEC, please visit https://esgl.asia.

About Singapore Refining Company Private Limited

Singapore Refining Company Private Limited (SRC) is a joint venture between Singapore Petroleum Company Limited and Chevron Singapore Pte. Ltd. Located on Jurong Island, the petrochemical hub of Singapore, SRC operates a refinery that is capable of processing 290,000 barrels of crude oil per day to produce fuel products and chemical feedstocks that are supplied to domestic markets and overseas export markets under the brand labels of its shareholders.

Forward-Looking Statements

Certain statements in this press release may be considered to contain certain “forward-looking statements” within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Examples of forward-looking statements include, among others, statements made in this press release regarding anticipated future financial and operating performance and results, including estimates for growth, gross margins, adjusted EBITDA, potential regional expansion, development of new products, partnerships, customer relationships, demand for waste processing, and sales of circular products. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on ESGL management’s current beliefs, expectations, and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. A further list and description of risks and uncertainties can be found in documents filed with the Securities and Exchange Commission (“SEC”) by ESGL and other documents that the Company may file or furnish with the SEC, which you are encouraged to read. Any forward-looking statement made by us in this press release is based only on information currently available to the Company and speaks only as of the date on which it is made. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments, or otherwise, except as required by law.

Investor Contact

Crocker Coulson, CEO, AUM Media

+1 (646) 652-7185

crocker.coulson@aummedia.org